Mail Stop 7010
								March 28, 2006



Cari L. Jaroslawsky
Chief Financial Officer
Servotronics, Inc.
1110 Maple Street
Elma, New York 14059-0300

      Re:	Servotronics, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		File No. 1-7109

Dear Ms. Jaroslawsky:

      We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Prior Comment 2

1.		In your response you state that you recognize revenue
when
units are shipped based on the designated FOB point. It appears to us that you should revise your revenue recognition policy in future filings to clarify that fact by deleting the current reference to "as terms and conditions of purchase orders are met" since it does not appear to be accurate.


Prior comment 3

2.		It remains unclear to us why you believe your use of
percentage of completion accounting is appropriate based on the provisions of SOP 81-1. Please tell us the specific terms and provisions of this contract and provide support for your accounting.
It is unclear to us why the criteria you identified in your response, impact your revenue recognition policy. In addition, please help us understand the impact on your financial statements of recognizing revenue under the percentage of completion method of accounting rather than as units were shipped for FY 2003, FY 2004 and each quarterly period in FY 2005, including the impact on revenue and net income.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Bret Johnson at (202) 551-3753, Anne
McConnell
at (202) 551-3709, or me at (202) 551-3768 if you have questions regarding our comments.


Sincerely,



John Cash
Accounting Branch Chief

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Ms. Jaroslawsky
Servotronics, Inc.
March 28, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE